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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40413


RECEIVED
FEB 26 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buckman, Buckman, & Reid, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 West Front Street
(No. and Street)

Red Bank (City) NJ (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Snyder 732-530-0303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGuigan & Company, P.C.
(Name — *if individual, state last, first, middle name*)

1973 Highway 34, Bldg E (Address) Wall (City) NJ (State) 07719 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. John Buckman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buckman, Buckman, & Reid, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Robert M. Snyder
Notary Public - Monmouth Co., NJ
My Commission Expires July 12, 2006



Notary Public



Signature

Chairman & CEO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKMAN, BUCKMAN & REID, INC.
Statements of Financial Condition
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 47,590	$ 27,712
Income tax refunds receivable	221,665	379,408
Deposit with clearing organization	270,000	350,000
Securities owned		
Marketable, at market value	106,587	219,228
Not readily marketable, at market value	23,197	19,200
Receivable from clearing organization	450,124	442,579
Other receivables	61,487	59,078
Prepaid expenses and other assets	69,977	114,501
Property and equipment at cost, net of accumulated depreciation of $92,241 in 2001 and $67,861 in 2000	37,384	56,525
	$ 1,288,011	$ 1,668,231

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Accounts payable and accrued expenses	$ 550,390	$ 429,180
Marketable equity securities sold short	-	31,919
Subordinated loans	85,000	85,000
Total liabilities	635,390	546,099
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,600 shares in 2001 and 2000	223,663	223,663
Additional paid in capital	104,333	104,333
Retained earnings	324,625	794,136
Total stockholders' equity	652,621	1,122,132
	$ 1,288,011	$ 1,668,231

See accompanying notes to financial statements